Exhibit 1.01

GAMING PARTNERS INTERNATIONAL CORPORATION

Conflict Minerals Inquiry

For the Year Ended December 31, 2016

Gaming Partners International (“GPIC,” the “Company,” “we,” “us,” or “our”) has filed this Conflict Minerals Inquiry in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Rule 13p-1 was adopted by the Securities and Exchange Commission to implement reporting and disclosure requirements mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes reporting obligations on public companies, including us, whose manufactured final products contain one or more conflict minerals that are necessary to the functionality or production of those products.

The information includes the activities of all of our majority-owned subsidiaries that are required to be consolidated. GPIC is a manufacturer and distributor of gaming products which are supplied to the casino industry. Our products principally consist of gaming products (i.e. casino currency, playing cards, table layouts, dice, table accessories, and RFID technology) which are supplied to the casino industry.

Conflict Minerals Disclosure

In 2013, the Company developed policies and procedures to determine whether any of the products manufactured or contracted to be manufactured by GPIC included parts, components, or products which contained “Conflict Minerals” (columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, gold, and tungsten) necessary to the product’s generally-expected functions, use, purpose or production. The policies and procedures were developed in accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals for Conflict-Affected and High-Risk Areas, including Supplements on Tin, Tantalum and Tungsten, and the Gold Supplement (Third Edition 2016) (the “OECD Guidance”) for supply chain diligence relating to Conflict Minerals. GPIC conducts an annual evaluation to assess the applicability to the Company of Rule 13p-1 relating to the source and chain of custody of necessary Conflict Minerals in its products originating from mines, refiners or smelters in the Democratic Republic of Congo and adjoining countries (the “Covered Countries”) that, directly or indirectly, contribute to or finance militant groups in the region.

We have integrated requirements related to the responsible sourcing of minerals with our Conflict Minerals Inquiry Policy, copy of which is publicly available on our website at www.gpigaming.com. Our suppliers are expected to provide the sourcing information to us in accordance with our Conflict Minerals Inquiry Policy,

For the year ended December 31, 2016, GPIC determined that the Company manufactured or contracted to manufacture certain of its products. These products, and related components and parts, were then reviewed to determine whether they contained or were likely to contain any Conflict Minerals. Based on these reviews, products containing Conflict Minerals necessary to its generally expected function, use, purpose or production were identified, together with the supplier or suppliers of the relevant products, components or parts. GPIC determined that the Company’s casino currency products contained a necessary Conflict Mineral, tungsten.

In accordance with the requirements of the Rule 13p-1 and the instructions to Form SD, GPIC undertook a reasonable country of origin inquiry of relevant suppliers of the components of its casino currency products in the Company’s supply chain for the year ended December 31, 2016.

As a company that indirectly purchases raw material to produce gaming products, GPIC is several levels removed from the actual mining and smelting process of Conflict Minerals. GPIC does not make direct purchases of raw ore or unrefined Conflict Minerals and makes no direct purchases in the Covered Countries. Thus, to survey the Company’s supply chain, we rely upon our suppliers to provide information on the origin of the materials supplied to us, including the materials that are supplied through their sub-tier suppliers.

The Company utilized information and templates (the “CMRT”) obtained from the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative relating to Conflict Minerals, including the Conflict Free Smelter Program (“CFSI”), to conduct its inquiry. The CMRT was distributed to all identified suppliers of the Company’s casino currency products, components, or parts containing, or likely to contain, tungsten to (i) confirm the presence of the minerals in such products, components, or parts, (ii) determine the country of origin of the tungsten used, (iii) determine whether such tungsten was sourced from recycled or scrap materials, and (iv) confirm whether such products, components, or parts were otherwise outside of the supply chain. The CMRT requested information on Conflict Minerals supplied to the Company during calendar year 2016 and contained representations and certifications as to the source and origin of tungsten in casino currency products. The Company followed up with suppliers through personal and written communications, as necessary, resulting in a 100% response rate. Suppliers were asked to certify that materials sold to GPIC either (i) do not originate from the Covered Countries, or (ii) are sourced from smelters or refiners validated as compliant to Conflict-Free Sourcing protocol using the CFSI Compliant Smelter and Refiner Lists. Each of the Company’s suppliers provided a certification that the tungsten supplied by it did not originate in the Covered Countries, or otherwise came from scrap or recycled sources.

Based upon our review of such certifications received from and other communications with our suppliers, GPIC considers it reasonable to rely upon the representations and certifications obtained. Subject to and in reliance upon such certifications, GPIC has no reason to believe that any of the tungsten in its casino currency products originated in Covered Countries, or did not come from recycled or scrap sources.

In accordance with our Conflict Minerals Inquiry Policy and related procedures, our working group is continuing to monitor our supply chain and has sought the cooperation and assistance of its suppliers in ensuring that the Conflict Minerals used in the Company’s products continue to be sourced reliably and responsibly.

GPIC’s success in making determinations about the potential presence of Conflict Minerals in its products depends upon various factors including, but not limited to, (i) the respective due diligence efforts of our direct suppliers and their supply chain, together with their willingness to provide the requested information, representations and certifications to the Company, and (ii) the ability of our suppliers and other entities involved in our supply chain to make determinations consistent with nationally or internationally recognized standards, including the OECD Guidance. Our inability to obtain reliable information from any level of our supply chain could have a material impact on our future ability to report on the presence of Conflict Minerals with any degree of certainty. There can be no assurance that our suppliers will continue to cooperate with its information inquiries and requests for certifications or provide reliable and timely documentation or other evidence we require to enable us Company to make a reasonable determination with respect to further reasonable country of origin inquiries.

This Conflict Minerals Inquiry is publicly available on our website at www.gpigaming.com. The content of our website is not incorporated by reference into, or deemed to be a part of, this Conflict Minerals Inquiry.